

Mail Stop 4561

March 6, 2017

Kris Canekeratne
Chairman and Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

     Re: **Virtusa Corporation**
              Form 10-K for the fiscal year ended March 31, 2016
              Filed May 27, 2016
              Form 10-Q for the quarterly period ended December 31, 2016
              Filed February 9, 2017
              File No. 001-33625

Dear Mr. Canekeratne:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 66

1.   We note that the reconciling item of acquisition-related charges may be comprised of multiple types of expenses. Tell us what consideration you gave to disaggregating these charges in order to provide a method of reconciliation that is clearly understandable. To the extent material, consider disaggregating this reconciling item in future presentations of your non-GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

2.   You state that the tax adjustment reflects the tax effect of the non-GAAP adjustments using the effective tax rate for the respective periods. Please explain to us in detail how you calculated the tax effects of your non-GAAP adjustments. Tell us what consideration you gave to disclosing how you computed the tax adjustments and how the tax rate applied to your non-GAAP adjustments relates to your GAAP effective tax rate. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also address what consideration you gave to these disclosures in your presentation of non-GAAP measures in your Form 10-Q for the quarterly period ended December 31, 2016 and your earnings releases on Form 8-K. Describe the changes, if any, you plan to make to the presentations of non-GAAP measures in future filings.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (4) Acquisitions, page 97

3.   Please provide us with a detailed analysis of the balance sheet classification of the noncontrolling interest associated with the mandatory open offer as of March 31, 2016. Address how you considered the guidance in ASC 810-10-45-17, ASC 480-10-30-1, and ASC 480-10-55-54. Also tell us what consideration you gave to the classification guidance in ASC 480-10-S99-3A.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 26

4.   We note that you refer to multiple contributing and offsetting factors that resulted in the change in revenue. Tell us what consideration you gave to providing an indication of the magnitude of each of the factors or events you identify. For example, consider quantifying the revenue generated from clients acquired in the acquisition of Polaris, the increase in revenue in your M&I industry group, the decrease in your BFSI revenue, and the impact from the depreciation in the U.K. pound sterling. Also consider whether any additional items may be quantified throughout your discussion of results of operations. Refer to Item 303(a)(3)(i) and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 30

5.   Please tell us the cause for the increasing proportion of unbilled accounts receivable to total receivables over the eight quarters ended December 31, 2016. We note, in particular, unbilled receivables in the latest quarter ended December 31, 2016 have nearly doubled in proportion to the prior year's quarter ended December 31, 2015. In addition, please explain to us the reason for the decline in your ratio of current assets to current liabilities over the past four quarters ended December 31, 2016. Regarding these matters, tell us how you considered MD&A disclosures of these apparent trends in liquidity and capital resources.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services